UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Mazor Robotics Ltd.
(Exact Name of Registrant as Specified in Charter)

State of Israel	001-35920	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

5 Shacham Street North Industrial Park, Caesarea 3088900, Israel
(Address of Principal Executive Offices) (Zip Code)

Ran Grinshtein	(972)4-6187131
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Mazor Robotics Ltd. (the "Company") has filed a Conflict Minerals Report for the year ended December 31, 2016 with the Securities and Exchange Commission (the “SEC”). The Company evaluated its current products and determined that certain products the Company manufactures or contracts to manufacture contain “conflict minerals” as defined in applicable SEC rules. The Company is filing this Form SD along with a Conflict Minerals Report to disclose the process it used to determine the source of the conflict minerals utilized in the manufacture of its products.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, a copy of Mazor Robotics Ltd.’s Conflict Minerals Report for the calendar year ended December 31, 2016 is filed herewith as Exhibit 1.01 and is available at www.Mazorrobotics.com (see Corporate Governance on the Investors Relations page). Information on the Company’s website shall not be deemed to be a part of, or incorporated into, this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mazor Robotics Ltd.
(Registrant)

By: /s/ Eli Zehavi
Eli Zehavi
Chief Operating Officer
 May 31, 2017